U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1. Name and Address of Reporting Person:   Joseph M. Murphy, 82 Main Street, Bar Harbor, ME 04609

2. Issuer Name and Tickler or Trading Symbol: Bar Harbor Bankshares, CUSIP No. 066849100

3. IRS or Social Security Number of Reporting Person (Voluntary): ###-##-####

4. Statement for Month/Year:   July 2002

5. If Amendment, Date of Original:   NA

6. Relationship of Reporting Person to Issuer:   President & CEO

Table 1: Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Security	Tran Date	Tran Code		Securities Acquired (A) or Disposed of (D)			Amt of Securities	Ownership Form	Nature of Ownership
		Code	V	Amt	A/D	Price

Table 2:  Derivative Securities Acquired, Disposed off, or Beneficially Owned

Title of Derivative Security	Conversion or Exercise Price of Derivative Security	Transaction Date	Transaction Code		Number of Securities Acquired (A) or Disposed of (D)		Date Exercisable and Expiration Date		Title and Amount of Underlying Securities		Price of Derivative Security	Number of Derivative Securities Beneficially Owned at End of Month	Ownership Form of Derivative Security: Direct (D) or Indirect (I)	Nature of Indirect Beneficial Ownership
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Number of shares
Incentive Stock Option	16.05	02/25/02	A		15,000		02/25/03	02/25/11	Bar Harbor Bankshares Common Stock	15,000	*	15,000	D
Incentive Stock Option	16.05	02/25/03	A		15,000		02/25/04	02/25/11	Bar Harbor Bankshares Common Stock	15,000	*	15,000
Incentive Stock Option	16.05	02/25/04	A		15,000		02/25/05	02/25/11	Bar Harbor Bankshares Common Stock	15,000	*	15,000
Incentive Stock Option	16.05	02/25/05	A		15,000		02/25/06	02/25/11	Bar Harbor Bankshares Common Stock	15,000	*	15,000
Incentive Stock Option	16.05	02/25/06	A		15,000		02/25/07	02/25/11	Bar Harbor Bankshares Common Stock	15,000	*	15,000
Incentive Stock Option	16.05	02/25/07	A		15,000		02/25/08	02/25/11	Bar Harbor Bankshares Common Stock	15,000	*	15,000